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Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders of Petro-Canada

The Annual and Special Meeting of shareholders of Petro-Canada will be held on Tuesday, April 26, 2005, at 11:00 a.m. (MDT) in the Crystal Ballroom of The Fairmont Palliser Hotel, 133 - 9 Avenue S.W., Calgary, Alberta.

    The meeting will have the following purposes:

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  to receive the Consolidated Financial Statements of the Company for the year ended December 31, 2004, together with the report of the auditors;
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  to elect Directors of the Company to hold office until the close of the next Annual Meeting;
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  to appoint Deloitte & Touche LLP as auditors of the Company to hold office until the close of the next Annual Meeting;
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  to consider and, if thought fit, pass a resolution, with or without variation, approving an amendment to the Employee Stock Option Plan, as described in Schedule "A" to the Management Proxy Circular;
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  to consider and, if thought fit, pass a resolution, with or without variation, approving the repeal of By-Law No. 2, as described in Schedule "B" to the Management Proxy Circular; and
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  to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

    The accompanying Management Proxy Circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this Notice.

    Shareholders who cannot attend in person, or who are attending but prefer the convenience of expressing their vote in advance, may vote by proxy. Detailed instructions on how to complete and return proxies are provided on pages 4 to 6 of the Management Proxy Circular. To be effective, the completed Form of Proxy must be received by the Company's transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), at 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, by 11:00 a.m. (MDT) on Friday, April 22, 2005, or, if the meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the adjourned meeting.

    Shareholders registered at the close of business on March 10, 2005, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Petro-Canada,

Hugh L. Hooker
Associate General Counsel and
Corporate Secretary

March 3, 2005
Calgary, Alberta

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Exhibit 99.1
Notice of Annual and Special Meeting of Shareholders of Petro-Canada